Form C

Cover Page

Name of issuer:

Atakama Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/19/2014

Physical address of issuer:

535 Fifth Avenue
New York NY 10017

Website of issuer:

http://www.atakama.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

2.95% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

1,000,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $1,000,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

Target offering amount:

$1,000,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

11/15/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

23

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$423,211.00	$723,736.00
Cash & Cash Equivalents:	$182,688.00	$685,373.00
Accounts Receivable:	$44,564.00	$6,887.00
Short-term Debt:	$311,752.00	$359,918.00
Long-term Debt:	$10,098,119.00	$5,673,804.00
Revenues/Sales:	$100,987.00	$12,359.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($4,676,675.00)	($2,504,515.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Atakama Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Dimitri Nemirovsky	COO	Atakama Inc.	2014
Daniel H. Gallancy	CEO	Atakama Inc.	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Stephanie Weagle	CMO	2022
Erik Aronesty	CTO	2017
Dimitri Nemirovsky	COO	2014
Daniel H. Gallancy	CEO	2014
Scott Glazer	CRO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Daniel H. Gallancy	10132347.0 Preferred Stock	71.24

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question.

As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Costs May Grow More Quickly Than the Company's Revenues, Harming the Business and Profitability.

Projected expenses and/or the time to market may be greater than anticipated and any capital investments intended to make the business more efficient may not be successful. In addition, the Company may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in costs may adversely affect the Company's business and profitability.

The Business Projections are Only Estimates.

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, or that the Company will be able to provide the service at a level that allows it to make a profit and still attract business.

The Company Faces Significant Market Competition.

The Company competes with and will compete with larger, established companies with competing products on the market and/or various respective product line development programs. The competition may have much better financial means, as well as more robust marketing and sales programs than the Company. The competition may succeed in developing and marketing competing equivalent products and services earlier than the Company, or superior products than those developed by the Company. There can be no assurance that competitors will render the Company's technology, products, or services obsolete or that the products and services developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The Market for Encryption Software that Uses Multifactor Threshold Cryptography is New and Unproven and May Not Grow.

We believe our future success depends in large part on the growth of the market for multifactor encryption software that enables enterprises to secure their data. In order for us to market and sell our products, we must successfully demonstrate to enterprise IT, security and business personnel the potential value of their data and the risk of that data getting compromised or stolen. We must persuade them to devote a portion of their budgets to an encryption software and extract value from this resource. We cannot provide any assurance that enterprises will recognize the need for our products or, if they do, that they will decide that they need a solution that offers multifactor encryptions. Encryption software solutions like ours may not yet be viewed as a necessity, and accordingly, our sales effort is and will continue to be focused in large part on explaining the need for, and value offered by, our solution. We can provide no assurance that the market for our solution will continue to grow at its current rate or at all. The failure of the market to develop would materially adversely impact our results of operations.

Prolonged Economic Uncertainties or Downturns Could Materially Adversely Affect our Business.

Our business depends on our current and prospective customers' ability and willingness to invest in IT services, including cybersecurity projects, which in turn is dependent upon their overall economic health. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from COVID-19, changes in gross domestic product growth, potential future government shutdowns, the federal government's failure to raise the debt

ceiling, financial and credit market fluctuations, the imposition of trade barriers and restrictions such as tariffs, political deadlock, restrictions on travel, natural catastrophes, warfare and terrorist attacks, could cause a decrease in business investments, including corporate spending on enterprise software in general and negatively affect the rate of growth of our business.

Uncertainty in the global economy makes it extremely difficult for our customers and us to forecast and plan future business activities accurately. This could cause our customers to reevaluate decisions to purchase our product or to delay their purchasing decisions, which could lengthen our sales cycles.

A downturn in any of the industries we sell to may cause enterprises to react to worsening conditions by reducing their spending on IT. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our software. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business, results of operations and financial condition could be adversely affected.

We May Face Increased Competition in our Market.

While there are some companies that offer certain features similar to those embedded in our solutions, as well as others with whom we compete in certain use cases, we believe we do not currently compete with a company that offers the same functionalities that we offer in a single integrated solution. Nevertheless, we do compete against various software vendors that provide various encryption solutions. We may therefore face increased perceived and real competition from other security technologies. In the future, as customer requirements evolve and new technologies are introduced, we may experience increased competition if established or emerging companies develop solutions that address the encryption market. Furthermore, because we operate in a relatively new and evolving area, we anticipate that competition will increase based on customer demand for these types of products.

In particular, if a more established company were to target our market, we may face significant competition. They may have competitive advantages, such as greater name recognition, larger sales, marketing, research and acquisition resources, access to larger customer bases and channel partners, a longer operating history and lower labor and development costs, which may enable them to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we do. Increased competition could result in us failing to attract customers or maintain licenses at the same rate. It could also lead to price cuts, alternative pricing structures or the introduction of products available for free or a nominal price, reduced gross margins, longer sales cycles, lower renewal rates and loss of market share.

In addition, our current or prospective channel partners may establish cooperative relationships with any future competitors. These relationships may allow future competitors to rapidly gain significant market share. These developments could also limit our ability to obtain revenues from existing and new customers.

Our ability to compete successfully in our market will also depend on a number of factors, including ease and speed of product deployment and use, the quality and reliability of our customer service and support, total cost of ownership, return on investment and brand recognition. Any failure by us to successfully address current or future competition in any one of these or other areas may reduce the demand for our products and adversely affect our business, results of operations and financial condition.

If Our Subscription-Based Business Model Fails to Yield Benefits, Our Results of Operations Could be Negatively Impacted.

Market acceptance of our products is dependent on our ability to include functionality and usability that address certain customer requirements. Additionally, we must optimally price our products in light of marketplace conditions, our costs and customer demand.

Our subscription strategy may give rise to a number of risks, including the following:

--Our revenues and cash flows may fluctuate more than anticipated over the short-term as a result of this strategy;

--If our customers do not renew their subscriptions or do not renew them on a timely basis (including due to substantial implication of the economic turmoil caused by the COVID-19 pandemic), our revenues may decline and our business may suffer; and

--We may be unsuccessful in maintaining or implementing our target pricing or new pricing models, product adoption and projected renewal rates, or we may select a target price or new pricing model that is not optimal and could negatively affect our sales or earnings.

We May Not be Able to Predict Subscription Renewal Rates and Their Impact on our Future Revenues and Operating Results.

Although our subscriptions are designed to increase the number of customers that purchase our solutions and the number of licenses purchased by existing and new customers to create a recurring revenue stream that increases and is more predictable over time, our customers are not required to renew their subscriptions for our solutions and they may elect not to renew when, or as we expect, or they may elect to reduce the scope of their original purchases or delay their purchase. We cannot accurately predict renewal rates given our varied customer base of enterprise and small and medium size business customers and the number of multiyear subscription contracts. Customer renewal rates may decline or fluctuate due to a number of factors, including offering pricing, competitive offerings, customer satisfaction and reductions in customer spending levels or customer activity due to economic downturns including, but not limited to, the COVID-19 pandemic, the adverse impact of import tariffs or other market uncertainty. If our customers do not renew their subscriptions when or as we expect, or if they choose to renew for fewer subscriptions (in quantity of licenses) or renew for shorter contract lengths or if they renew on less favorable terms, our revenues and earnings may decline, and our business may suffer.

We Have Been Growing and Expect to Continue to Invest in our Growth for the Foreseeable Future. If we Fail to Manage this Growth Effectively, our Business and Results of Operations will be Adversely Affected.

We intend to continue to grow our business and plan to continue to hire new sales and engineering employees either for expansion or replacement of existing personnel. If we cannot adequately and timely hire new employees and if we fail to adequately train these new employees, including our sales force, engineers and customer support staff, which processes have become more challenging during the COVID-19 period, our sales may not grow at the rates we project and/or our sales productivity might suffer, our customers might decide not to renew or reduce the scope of their original purchases, or our customers may lose confidence in the knowledge and capability of our employees or products. We must successfully manage our growth to achieve our objectives. We cannot provide any assurance that our business will continue to grow at the same rate, or at all.

Our ability to effectively manage any significant growth of our business will depend on a number of factors, including our ability to do the following:

• adequately and timely recruit, train, motivate and integrate new employees, including our sales force and engineers, while retaining existing employees, maintaining the beneficial aspects of our corporate culture and effectively executing our business plan, especially during this challenging period of the COVID-19 pandemic;

• satisfy existing customers and attract new customers;

• successfully introduce new products and enhancements;

• effectively manage existing channel partnerships and expand to new ones;

• improve our key business applications and processes to support our business needs;

• enhance information and communication systems to ensure that our employees are well-coordinated and can effectively communicate with each other and our growing customer base;

• enhance our internal controls to ensure timely and accurate reporting of all of our operations and financial results;

• protect and further develop our strategic assets, including our intellectual property rights; and

• make sound business decisions in light of the scrutiny associated with operating as a public company and the increased strain and pressures associated with COVID-19.

These activities will require significant investments and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure. There are no guarantees we will be able to grow our business in an efficient or timely manner, or at all. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our software could suffer, which could negatively affect our brand, results of operations and overall business.

If We Are Unable to Attract New Customers and Expand Sales to Existing Customers, Our Growth Could Be Slower than We Expect, and Our Business May Be Harmed

Be Harmed.

Our success will depend, in part, on our ability to support new and existing customer growth and maintain customer satisfaction. Due to COVID-19, our sales and marketing teams have avoided in-person meetings and are increasingly engaging with customers online and through other communications channels, including virtual meetings. There is no guarantee that in the future our sales and marketing teams will be as successful or effective using these other communications channels as they try to build relationships. If we cannot provide the tools and training to our teams to efficiently do their jobs and satisfy customer demands, we may not be able to achieve anticipated revenue growth as quickly as expected.

Our future growth depends upon expanding sales of our products to existing customers and their organizations and receiving subscription renewals. If our customers do not purchase additional licenses, our revenues may grow more slowly than expected, may not grow at all or may decline. There can be no assurance that our efforts would result in increased sales to existing customers ("upsells") and additional revenues. If our efforts to upsell to our customers are not successful, our business would suffer.

Our future growth also depends in part upon increasing our customer base, particularly those customers with potentially high customer lifetime values. Our ability to achieve significant growth in revenues in the future will depend, in large part, upon the effectiveness of our sales and marketing efforts and our ability to attract new customers. Our ability to attract new customers may be adversely affected by newly enacted laws that may prohibit certain sales and marketing activities, such as recent legislation passed in the State of New York, pursuant to which, due to the declared disaster state of emergency attributed to COVID-19, unsolicited telemarketing sales calls are prohibited. If we fail to attract new customers and maintain and expand those customer relationships, our revenues may be adversely affected, and our business will be harmed.

If We Are Unable to Maintain Successful Relationships with Our Channel Partners, Our Business Could Be Adversely Affected.

We rely on channel partners, such as distribution partners and resellers, to facilitate the sales of licenses and support agreements for our software and to perform some of our professional services. In 2021, our channel partners assisted in the fulfillment of substantially all of our sales. Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our channel partners.

Our agreements with our channel partners are generally non-exclusive, meaning our channel partners may offer customers the products of several different companies. If our channel partners do not effectively market and sell our software, choose to use greater efforts to market and sell their own products or those of others, or fail to meet the needs of our customers, including through the provision of professional services for our software, our ability to grow our business, sell our software and maintain our reputation may be adversely affected. Our contracts with our channel partners generally allow them to terminate their agreements for any reason upon 30 days' notice. A termination of the agreement has no effect on orders already placed. The loss of a substantial number of our channel partners, our possible inability to replace them, or the failure to recruit additional channel partners could materially and adversely affect our results of operations. If we are unable to maintain our relationships with these channel partners, our business, results of operations, financial condition or cash flows could be adversely affected. Finally, even if we are successful, our relationships with channel partners may not result in greater customer usage of our products and professional services or increased revenue.

Our Success Depends in Part on Generating Sales to Customers in the Public Sector.

We anticipate deriving a portion of our revenues from contracts with federal, state, local and foreign governments and government-owned or -controlled entities (such as public health care bodies, educational institutions and utilities), which we refer to as the public sector herein. We believe that the success and growth of our business will continue to depend on our ability to procure public sector contracts. Selling to public sector entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that our efforts will produce any sales. Government demand and payment for our products and services may be impacted by public sector budgetary cycles, or lack of, and funding authorizations, including in connection with an extended government shutdown, with funding reductions or delays adversely affecting public sector demand for our products. Factors that could impede our ability to derive revenue from public sector contracts include:

- changes in public sector fiscal or contracting policies;

- decreases or elimination of available public sector funding;

- changes in public sector programs or applicable requirements;

- the adoption of new laws or regulations or changes to existing laws or

regulations;

● potential delays or changes in the public sector appropriations or other funding authorization processes;

● the requirement of contractual terms that are unfavorable to us, such as most-favored-nation pricing provisions; and

● delays in the payment of our invoices by public sector payment offices.

Furthermore, we must comply with laws and regulations relating to public sector contracting, which affect how we and our channel partners do business in both the United States and abroad. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts, and temporary suspension or permanent debarment from public sector contracting. Moreover, governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to buy our products, which would adversely impact our revenue and results of operations, or institute fines or civil or criminal liability if the audit uncovers improper or illegal activities.

The occurrence of any of the foregoing could cause public sector customers to delay or refrain from purchasing licenses of our software in the future or otherwise have an adverse effect on our business, operations and financial results.

A Failure to Maintain Sales and Marketing Personnel Productivity or Hire and Integrate Additional Sales and Marketing Personnel Could Adversely Affect Our Results of Operations and Growth Prospects.

Our business requires intensive sales and marketing activities. Our sales and marketing personnel are essential to attracting new customers and expanding sales to existing customers, both of which are key to our future growth. We face a number of challenges in successfully expanding our sales force. We must locate and hire a significant number of qualified individuals, and competition for such individuals is intense. In addition, as we expand into new markets with which we have less familiarity and develop existing territories, we will need to recruit individuals who have skills particular to a certain geography or territory, and it may be difficult to find candidates with those qualifications. We may be unable to achieve our hiring or integration goals due to a number of factors, including, but not limited to, the challenge in remotely recruiting employees and adequately training them due to COVID-19, the number of individuals we hire, challenges in finding individuals with the correct background due to increased competition for such hires, increased attrition rates among new hires and existing personnel as well as the necessary experience to sell our software. Furthermore, based on our past experience in mature territories, it often can take up to six months before a new sales force member is trained and operating at a level that meets our expectations, and during the COVID-19 pandemic such training may take even longer. We invest significant time and resources in training new members of our sales force, and we may be unable to achieve our target performance levels with new sales personnel as rapidly as we have done in the past, or at all, due to larger numbers of hires or lack of experience training sales personnel to operate in new jurisdictions or because of the remote hiring and training process. Our failure to hire a sufficient number of qualified individuals, to integrate new sales force members within the time periods we have achieved historically or to keep our attrition rates at levels comparable to others in our industry may materially impact our projected growth rate.

Failure to Retain, Attract and Recruit Highly Qualified Personnel Could Adversely Affect Our Business, Operating Results, Financial Condition and Growth Prospects.

Our future success and growth depend, in part, on our ability to continue to recruit and retain highly skilled personnel and to preserve the key aspects of our corporate culture. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to hire and retain engineers. Any of our employees may terminate their employment at any time, and we face intense competition for highly skilled employees. Competition for qualified employees, particularly in New York City, where we have a substantial presence and need for qualified engineers, from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do, is intense. Moreover, to the extent we hire personnel from other companies, we may be subject to allegations that they have been improperly solicited or may have divulged proprietary or other confidential information to us. In addition, during the COVID-19 pandemic, which is characterized as an unstable period, to some extent it may be more difficult to timely attract and train new employees. If we are unable to timely attract, retain or train qualified employees, particularly our engineers, salespeople and key managers, our ability to innovate, introduce new products and compete would be adversely impacted, and our financial condition and results of operations may suffer. Equity options grants are a critical component of our current compensation programs. If we reduce, modify or eliminate our equity options programs or if there will be decline in our stock price as a result of which the value of our equity compensation shall be lower, we may have difficulty attracting and retaining employees.

Our Failure to Continually Enhance and Improve Our Technology Could Adversely Affect Sales of Our Products.

The market is characterized by the exponential growth in enterprise data, rapid technological advances, changes in customer requirements, including customer requirements driven by changes to legal, regulatory and self-regulatory compliance mandates, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, data center architectures, programming tools, computer language technology and various regulations. Moreover, the technology in our products is especially complex because it needs to effectively identify and respond to a user's data retention, security and governance needs, while minimizing the impact on system and user performance. Our products must also successfully interoperate with products from other vendors.

While we extend our technological capabilities though innovation and strategic transactions, we cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to extend our technological expertise and develop new products or expand the functionality of our current products in a timely manner or at all. Even if we are able to anticipate, develop and introduce new products and expand the functionality of our current products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

• failure to accurately predict market demand in terms of product functionality and to supply products that meet this demand in a timely fashion;

• inability to interoperate effectively with the database technologies and file systems of prospective customers;

• defects, errors or failures;

• negative publicity or customer complaints about performance or effectiveness; and

• poor business conditions, causing customers to delay IT purchases.

If we fail to anticipate market requirements or stay abreast of technological changes, we may be unable to successfully introduce new products, expand the functionality of our current products or convince our customers and potential customers of the value of our solutions in light of new technologies. Accordingly, our business, results of operations and financial condition could be materially and adversely affected.

If Our Technical Support, Customer Success or Professional Services Are Not Satisfactory to Our Customers, They May Not Renew Their Subscription Licenses or Buy Future Products, Which Could Adversely Affect Our Future Results of Operations.

Our business relies on our customers' satisfaction with the technical support and professional services we provide to support our products. Our customers have no obligation to renew their subscription licenses with us after the initial terms have expired. For us to maintain and improve our results of operations, it is important that our existing customers renew their subscription licenses when the existing contract term expires.

If we fail to provide technical support services that are responsive, satisfy our customers' expectations and resolve issues that they encounter with our products and services, then they may elect not to purchase or renew subscription licenses and they may choose not to purchase additional products and services from us. Accordingly, our failure to provide satisfactory technical support or professional services could lead our customers not to renew their agreements with us or renew on terms less favorable to us, and therefore have a material and adverse effect on our business and results of operations.

Because we derive substantially all of our revenues and cash flows from sales of licenses from a single platform of products, failure of the products in the platform to satisfy customers or to achieve increased market acceptance would adversely affect our business.

All our revenues are generated from sales of licenses for our file encryption software and we expect to continue to derive the majority of our revenues from license sales relating to the file encryption software in the future. As such, market acceptance of this product is critical to our continued success. Demand for licenses for our encryption software is affected by a number of factors, some of which are outside of our control, including continued market acceptance of our software by referenceable accounts for existing and new use cases, technological change and growth or contraction in our market. We expect the proliferation of enterprise data to lead to an increase in the demand for data security of our customer, and our encryption software may not be able to scale and perform to meet those demands. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our software, our business, operations, financial results and growth prospects will be materially and adversely affected.

If Our Software is Perceived as Not Being Secure, Customers May Reduce the Use of or Stop Using Our Software, and We May Incur Significant Liabilities.

Our software involves encryption of customer files and the transmission of data between desktop and mobile computers, and may in the future involve the storage of data. Any security breaches with respect to such data could result in the loss of this information, litigation, indemnity obligations and other liabilities. The security of our products and accompanied services is important in our customers' decisions to purchase or use our products or services. Security threats are a significant challenge to companies like us whose business is providing technology products and services to others. Security measures might be breached as a result of third-party action, employee error, malfeasance or otherwise. We also incorporate open source software and other third-party software into our products. There may be vulnerabilities in open source software and third-party software that may make our products likely to be harmed by cyberattacks. Moreover, our products operate in conjunction with and are dependent on products and components across a broad ecosystem of third parties. If there is a security vulnerability in one of these components, and if there is a security exploit targeting it, such security vulnerability may adversely impact our product vulnerability and we could face increased costs, liability claims, reduced revenue, or harm to our reputation or competitive position. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

Any or all of these issues could tarnish our reputation, negatively impact our ability to attract new customers or sell additional products to our existing customers, cause existing customers to elect not to renew their maintenance and support agreements or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby adversely affecting our results of operations.

Our Use of Open Source Software Could Negatively Affect Our Ability to Sell Our Software and Subject us to Possible Litigation.

We use open source software and expect to continue to use open source software in the future. Some open source software licenses require users who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We may face ownership claims of third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Finally, while we implement policies and procedures, we cannot provide assurance that we have incorporated open source software into our own software in a manner that conforms with our current policies and procedures and we cannot assure that all open source software is reviewed prior to use in our solution, that our programmers have not incorporated open source software into our solution, or that they will not do so in the future.

In addition, our solution may incorporate third-party software under commercial licenses. We cannot be certain whether such third-party software incorporates open source software without our knowledge. In the past, companies that incorporate open source software into their products have faced claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. Therefore, we could be subject to suits by parties claiming noncompliance with open source licensing terms or infringement or misappropriation of proprietary software. Because few courts have interpreted open source licenses, the manner in which these licenses may be interpreted and enforced is subject to some uncertainty. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solution. As a result of using open source software subject to such licenses, we could be required to release proprietary source code, pay damages, re-engineer our solution, limit or discontinue sales or take other remedial action, any of which could adversely affect our business.

Multiple Factors May Adversely Affect Our Ability to Fully Utilize Our Net

Multiple Factors May Adversely Affect Our Ability to Fully Utilize Our Net Operating Loss Carryforwards.

A U.S. corporation's ability to utilize its federal net operating loss ("NOL") carryforwards is limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), if the corporation undergoes an ownership change.

As of June 30, 2022, we have accumulated an $18,594,048 net operating loss ("NOL") since inception. Future changes in our stock ownership, including future offerings, as well as changes that may be outside of our control, could result in a subsequent ownership change under Section 382, that would impose an annual limitation on NOLs. In addition, the cash tax benefit from our NOLs is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Certain Of the Company's Shareholders Have Rights Granted to Them in Certain Agreements, Which We Plan to Seek Waiver of, and for Shareholders Who Do Not Respond who Will be Deemed to Agree to the Waiver, such Waiver May Be Subject to Challenge and Could Cause the Company to be Involved in Litigation and Ultimately to be Required Provide Such Rights to These Shareholders, Which could Materially Harm the Investors in This Offering and the Company.

Certain of the Company's shareholders (the "Holders") who were a party to the Amended and Restated Investors' Rights Agreement, dated as of December 23, 2019, the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of December 23, 2019 and the Amended and Restated Voting Agreement, dated as of December 23, 2019, (collectively, the "Agreements") have certain rights granted to them in the Agreements, which are described in detail under the heading "Recapitalization and Related Agreements" elsewhere in this Form C. The Company plans to send the Holders a waiver in connection with the Agreements (the "Waiver Notice"). Pursuant to the Waiver Notice the Holders will be asked to waive any and all rights that they may have pursuant to the Agreements with respect to this Offering and any rights that may arise from the occurrence of the Offering, including the sale of the Securities that may be issued and sold in the Offering, including, without limitation, the pre-emptive rights as set forth in Section 4 of the Amended and Restated Investors' Rights Agreement, dated as of December 23, 2019 (the "Waiver"). We plan to send the Waiver Notice to the Holders in the near future. We expect that some of the Holders will not provide a signed copy of the Waiver Notice prior to the cutoff date set forth therein for such response and will be deemed to have executed the Waiver Notice and agreed to the Waiver in accordance with the terms of the Waiver Notice. The Waiver by those Holders who will not return a signed Waiver Notice and who will be deemed to have executed the Waiver Notice and agreed to the Waiver in accordance with the terms of the Waiver Notice will be subject to challenge. Any such challenge could cause the Company to be involved in litigation and ultimately to be required provide such rights to these shareholders, which would materially harm the investors in this Offering by causing dilution if the Company has to issue additional securities to these shareholders. Additionally, any such litigation will cause the Company to incur expenses and will also cause the Company's management to divert attention to such litigation. For more information on the agreements discussed herein, please see "Recapitalization Agreement and Recapitalization" and the sections thereunder elsewhere in this Form C.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$1,000,000**

Use of Proceeds:

2.95% - Wefunder intermediary fee

42.05% - Hiring staff

40% - Marketing and sales

5% - Research and development

10% - General operating capital

If we raise: **$5,000,000**

Use of Proceeds:

2.95% -- Wefunder intermediary fee

22.05% -- Research and development

35% -- Hiring additional staff

35% -- Marketing and sales

5% -- General operating capital

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **preferred stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

The **"Valuation Cap"** is **$29,000,000.**

Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

Additional Terms of the Valuation Cap. "Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

Liquidity Events. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i) of the SAFE, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase

Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
   A. the Purchase Amount may not be amended, waived or modified in this manner,
   B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
   C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited Investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred A2	2,898,750	2,898,749	Yes ⌄
Preferred A1	10,132,348	10,132,347	Yes ⌄
Common Stock	22,000,000	5,282,006	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None.
Options:	Company's 2017 Equity Incentive Plan (7,077,604 shares permitted-options issued to purchase 6,619,399 shares of the Company's common stock, with 5,088,006 options exercised by Company employees)

Describe any other rights:

Common Stock

The holders of our common stock are entitled to one (1) vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings). There is no cumulative voting. The number of authorized shares of common stock may be increased or decreased (but not below the number of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.

The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock as further discussed below.

Preferred Stock

Each share of Preferred A-1 Stock is entitled to cast the number of votes equal to the product of the number of whole shares of common stock into which such shares of Preferred Stock are convertible to multiplied by two (2). Each share of Preferred A-2 Stock is entitled to cast the number of votes equal to the product of the number of whole shares of common stock into which such shares of Preferred Stock are convertible to.

Optional Conversion of Preferred Stock

The Preferred Stock is convertible at the option of the holder at any time. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the Applicable Original Issue Price by the Applicable Conversion Price (as defined below) in effect at the time of conversion. The "Series A-1 Conversion Price" shall initially be equal to $0.012638. The "Series A-2 Conversion Price" shall initially be equal to $0.012638. The initial "Applicable Conversion Price" shall be the Series A-1 Conversion Price, with respect to the Series A-l Preferred Stock, and the Series A-2 Conversion Price, with respect to the Series A-2 Preferred Stock. Each initial Applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock as set forth in the terms of the Preferred Stock.

Mandatory Conversion of Preferred Stock

Upon either (a) the closing of the sale of shares of the Company's common stock to the public at a price of at least $0.037914 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of gross proceeds to the Company and in connection with such offering the common stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Series A-1 Preferred holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time") then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of common stock, based on the conversion prices set forth in the optional conversion discussion above and (ii) such shares may not be reissued by the Company.

Preferred Stock Protective Provisions

At any time when at least 50,000,000 shares of Preferred Stock are outstanding, the Company shall not do any of the following without the written consent or affirmative vote of the holders of the Series A-1 Preferred Stock separately as a class: (i) liquidate, dissolve or wind-up the business of the Company, effect any merger or consolidation; (ii) amend, alter or repeal any provisions of the Company's Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock; (iii) create or authorize the creation or issue or obligate itself to issue shares of any capital stock unless it ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of Dividends and rights of redemption or increase the authorize number of shares of the Company of any other class unless it ranks junior to the Preferred Stock with respect to the distribution of assets on liquidation, dissolution or winding up of the Company; (iv) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock with respect to the distribution of assets on liquidation, dissolution or winding up of the Company; (v) purchase or redeem or pay or declare any dividend or make any distribution on any shares of capital stock of the Company

dividend or make any distribution on any shares of capital stock of the Company other than (a) redemption of or dividends or distributions on the preferred Stock (b) dividends or other distributions payable on the common stock solely in the form of additional shares of common stock and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company; (vi) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest or (vii) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company.

Voting

The holders of the common stock are entitled to one (1) vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings). Each share of Preferred A-1 Stock is entitled to cast the number of votes equal to the product of the number of whole shares of common stock into which such shares of Preferred Stock are convertible to multiplied by two (2). Each share of Preferred A-2 Stock is entitled to cast the number of votes equal to the product of the number of whole shares of common stock into which such shares of Preferred Stock are convertible to.

The holders of record of the shares of Preferred Stock and common stock vote together as a single class on an as converted to common stock basis to elect directors of the Company. Any director elected pursuant to the foregoing can be removed without cause by the affirmative vote of the holders of the Preferred Stock and common stock voting together on an as converted to common stock basis.

Dividends

The Company cannot declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the following: (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A-1 Original Issue Price or Series A-2 Original Issue Price, as applicable; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The “Series A-1 Original Issue Price” means $0.6319 per share, subject to certain adjustments and the “Series A-2 Original Issue Price” means $0.6319 per share, subject to certain adjustments. “Applicable Original Issue Price” means the Series A-1 original Issue Price in the case of Series A-1 Preferred and the Series A-2 Original Issue Price in the case of the Series A-2 preferred.

Liquidation, Dissolution, Winding Up

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Preferred Stock then outstanding are entitled to be paid first as applicable before any payment is made to the holders of the common stock, an amount per share equal to or the greater of (i) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled. the holders of shares of Preferred

Stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Company available for distribution to its stockholders or, in the case of a deemed liquidation event, the consideration not payable to the holders of shares of Preferred Stock or the remaining available proceeds, as the case may be, will be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Daniel H. Gallancy
Issue date	03/10/20
Amount	$5,051,694.00
Outstanding principal plus interest	$5,051,694.00 as of 08/21/22
Interest rate	1.5% per annum
Maturity date	07/08/27
Current with payments	Yes

As of Aug 20, 2022, the principal due under this Note was $5,051,694. The Note matures on July 8, 2027 and has an interest rate of 1.5% per year.

Loan

Lender	US Government / PPP loan
Issue date	02/26/21
Amount	$467,915.00
Outstanding principal plus interest	$467,915.00 as of 07/31/22
Interest rate	1.0% per annum
Maturity date	02/27/26
Current with payments	Yes

PPP Loan. Total amount is outstanding as of Aug 20 2022

Loan

Lender	The Diamond Sapphire Club LLC
Issue date	06/23/21
Amount	$9,631,500.00
Outstanding principal plus interest	$9,631,500.00 as of 07/30/22
Interest rate	1.5% per annum
Maturity date	06/24/27
Current with payments	Yes

As of Aug 20, 2022, the principal due under this Note was $9,631,500. The Note matures on June 24, 2027 and has an interest rate of 1.5% per year.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Daniel H. Gallancy
Amount Invested	$5,051,694.00
Transaction type	Loan
Issue date	03/10/20
Outstanding principal plus interest	$5,051,694.00 as of 08/21/22
Interest rate	1.5% per annum
Maturity date	07/08/27
Current with payments	Yes
Relationship	CEO of Atakama Inc.

Name	The Diamond Sapphire Club LLC
Amount Invested	$9,631,500.00
Transaction type	Loan
Issue date	06/23/21
Outstanding principal plus interest	$9,631,500.00 as of 07/30/22
Interest rate	1.5% per annum
Maturity date	06/24/27
Current with payments	Yes
Relationship	The Diamond Sapphire Club LLC is affiliated with Daniel H. Gallancy, the Company's CEO

Name	Daniel H. Gallancy
Amount Invested	$2,300,000.00
Transaction type	Loan
Issue date	10/28/21
Outstanding principal plus interest	$0.00 as of 12/30/21
Interest rate	4.0% per annum
Maturity date	12/31/21

Current with payments	Yes
Relationship	CEO of Atakama Inc.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Description of the Business

Summary

Atakama is a New York City based cybersecurity company. Our mission is to be the leading provider of cybersecurity products based on our patented (provisional patents pending) distributed key management ("DKM") technology. The first commercial product based on DKM that we have brought to market is our multifactor encryption software, which works without reliance on passwords or other forms of user credentials. We believe that our multifactor encryption offers a convenient user experience and makes it easy and self-explanatory for user adoption. We believe that the balance of security and ease-of-use provided by our multifactor encryption is not readily available from other encryption products that currently exist in the market.

We believe that our DKM technology can eliminate many of the federated identity and roots-of-trust based weaknesses that make status quo security solutions weak and susceptible to attack.

We sell substantially all of our products and services to channel partners, including distributors and resellers, which sell to end-user customers, which we refer to here as our customers. We believe that our sales model, which combines the leverage of a channel sales model with our internal sales and marketing team, has and will continue to play a major role in our ability to grow and to successfully deliver our unique value proposition for enterprise data. While our products serve customers of all sizes, in all industries and all geographies, the marketing focus and majority of our sales focus is on targeting organizations with 500-1,000 users or more who can make larger initial purchases with us and, over time, have a greater potential lifetime value. Our customers span leading firms in the financial services, industrial, energy, technology, consumer and retail, and education sectors. We will continue our focus on targeting organizations with 500-1,000 users or more who can make larger purchases with us initially and over time. We believe there is a significant long-term growth opportunity in both domestic and foreign markets, which could include any organization that uses file shares.

We derive almost all of our revenues from subscription sales and renewals of licenses and, to a lesser extent, from professional services, of our encryption licenses and, to a lesser extent, from professional services, or our encryption software. Subscription revenues are comprised of time-based licenses whereby new and existing customers use our software for a specified period.

History of the Company

The Company was formed March 19, 2014, by filing a certificate of incorporation with the State of Delaware Division of Corporations. Originally, the Company was named SolidX Partners Inc., and focused its efforts on cryptographic assets and blockchain technology during its first three years of operations. In 2017, the Company reinvented itself, redirecting its efforts toward distributed key management applications. The Company changed its name from SolidX Partners Inc. to its current name, Atakama Inc. on December 20, 2019.

The Company currently has three wholly owned subsidiaries: (i) one active subsidiary which is Atakama LLC, a Delaware limited liability company formed on September 23, 2016, (ii) SolidX Management LLC, which is a Delaware limited liability company and was formed on February 12, 2016 and (iii) SolidX Trading LLC, which is a Delaware limited liability company and is currently dormant formed on April 22, 2014. SolidX Management LLC's ("SMLLC") sole operations at this time are pursuing the breach of contract action against Van Eck Securities Corporation et al, as described in detail under the heading "Legal Proceedings" elsewhere in this Form C. SMLLC's prior operations related to the Company's original focus on cryptographic assets and blockchain technology before the Company redirected itself towards its current efforts in distributed key management applications.

Timeline of the Company's New Product Line

2017

- Marking a significant shift in the strategic direction and operations, the Company reinvented itself, shifting its focus to distributed key management applications.

- Hired new engineers.

- Initial research and development efforts began for the Company's current product line, multifactor encryption for data-at-rest and in-transit.

- Named its initial product offering "Vida".

- Hired Chief Technology Officer.

2018

- Continued team expansion by hiring additional engineers.

- Built its first minimally viable product offering.

- Explored sales and marketing opportunities.

2019

- Renamed Vida to Atakama.

- Continued team expansion by hiring additional engineers, and first commercial team members, including head of operations and Chief Revenue Officer.

- In December 2019, the Company authorized a Recapitalization Agreement between all of its noteholders, stockholders and itself.

2020

- Began sales efforts of our multifactor encryption software to business customers.

- Entered into a distribution agreement with Ingram Micro.

- Entered into reseller agreement with numerous reseller partners, both in the U.S. and internationally.

2021

- Introduced an individual user version of our multifactor encryption software.

- Added product features to its core encryption product.

- Hired devops engineer and additional QA test engineers.

- Attended the Black Hat 2021 cybersecurity conference in Las Vegas.

- Continued to sell the software to commercial customers.

- Received Phase I Small Business Technology Transfer award from the Air Force.

2022

- Hired Chief Marketing Officer, Lead Solutions Architect, and an additional engineer.

- Continued to expand commercial sales efforts.

- Introduced the Key Shard Server as a feature enhancement.

- Attended the RSA conference in San Francisco.

- Retained PR agency.

The Problem the Company Set Out to Solve

Although strong encryption algorithms are readily available and standardized, currently available solutions have significant limitations in the manner in which encryption keys are stored and managed. Traditional encryption key management involves either (a) passwords, which are subject to theft or loss, (b) integration with identity and access management systems (i.e., Active Directory or similar systems), which create vulnerabilities to many types of attacks, or (c) other forms of centralized key management, which create central points of attack and failure.

Significance of Problem

Organizations and governments around the world continuously face the threat of cybersecurity attack. Sophisticated attacks are becoming more prevalent, with various adversary nations and independent actors constantly increasing their attack capabilities. In the first half of 2020 alone, 36 billion records were exposed as a result of data breaches. Some breaches are financially motivated, some are undertaken for espionage-related motives and others occur as a means of enhancing the credibility of an attacker. The most common forms of attacks are in the form of social engineering, with approximately 90% of organizations worldwide experiencing a form of spear phishing attempts in 2020. The threat of attacks involving malicious software also continue to increase.

Large-scale, well-publicized incidents such as SolarWinds-related attacks of 2020 are an indication that security incidents are on the rise and increasing in severity. Other recent and high-profile incidents included attacks on Twitter, Marriott, MGM, Under Armor, Equifax, Uber, and Yahoo. These attacks cause financial damages, reputational harm, regulatory issues, and the ability for companies to operate. Data breaches also result in risk of identity theft and the compromise of frequently-reused access credentials.

According to IBM, the average cost of a data breach in 2020 was nearly $4 million, and the average time to identify a breach was over 200 days. According to Verizon, 58% of breaches in 2020 involved personal data.

Companies and governments are taking these cyber threats more seriously, and regulations such as GDPR are requiring companies to undertake measures to ensure the integrity of data entrusted to them. According to Gartner, 50% of cybersecurity budgets in 2020 were devoted to security services, and, according to Deloitte, the average annual security spend by companies continues to increase steadily. According to Cisco, 50% of large enterprises (those with over 10,000 employees) are spending $1 million or more annually on security, with 43% spending up to $1 million.

According to Quince Market Insights, the global cybersecurity market was estimated to be $162 billion in 2020 and is expected to grow at a rate of 12.5% to reach $418 billion by 2028.

The Atakama Solution

We believe that Atakama can stop attackers from gaining access to sensitive data, even if the attackers are able to breach system perimeters or gain administrative privileges. Atakama's underlying distributed key management technology permits a flexible and customizable set of multi-factor authentication parameters without the need to be connected to any identity and access management platform.

Atakama's distributed key management technology uses threshold cryptography, enabling a secure manner of multifactor authentication in multiple contexts. Unique private keys or pieces of private keys are established on a set of N devices determined at the initial setup phase. Threshold cryptography enables customization of any "M of N" required device combinations (e.g., "2 of 3", "2 of 4", "3 of 5", etc.). While the number of devices, N, does not have an upper limit on the number of devices usable within the system, common configurations are N=2, N=3, N=4 and N=5.

For an approval event to occur, the participation of a subset of the devices, M, must occur. For example, N could equal three, with those three devices including a user's laptop, a user's desktop, and a user's mobile device.

Taking the example further, M could equal two, such that an authentication event would involve:

- Approval on the user's laptop and approval on the user's desktop.

- Approval on the user's laptop and approval on the user's mobile device.

- Approval on the user's desktop and approval on the user's mobile device.

The above example can be generalized to any M-of-N combination of devices, in which N is the total number of participating devices and M is the number of devices required for the authentication event.

Using this M-of-N system, a user can, for example, take advantage of:

- A highly customized access control system for authentication with a server or network. This includes authentication with Microsoft Active Directory or any other LDAP system.

- A granular encryption and decryption system in which a specific set of participants are required in order to access a file, which, for example, enables security across commercial and proprietary cloud environments.

- A digital signature system enabling highly secure individual signatures, based on the possession of multiple devices.

- A group signature system in which multiple participants are required in order for a signature to be applied.

Recommended Default Configuration

While Atakama provides a significant level of customizable functionality, as a recommended default, N=4 and M=2, with the four devices consisting of one computer (desktop or laptop) and three smartphones. It is important to note that by default an authentication event does not require specificity of which specific M devices participate, but rather that the quorum of M is reached. That is, if N=4, consisting of devices A, B, C and D, and M=2 then devices A and B can be used for authentication, B and C, A and D, etc.

Key Features and Attributes of the System

Atakama's flexible architecture enables several powerful features not generally available from other multifactor or key management systems, namely:

- The ability to run the system entirely without passwords. Users can configure an Atakama installation to run solely based on user possession of devices (and the built-in biometric capabilities of those devices, where applicable).

- Zero down-time changes in M or N: the total number of devices, N, and the required quorum, M, can be modified without any system downtime whatsoever.

- No centralization of keys: traditional key management systems involve central repositories of keys, creating an attractive target for attackers. With Atakama, no such repository exists, and the system has no central point of attack or failure.

- The ability to run authentication events in the absence of internet connectivity: Atakama permits various forms of direct device-to-device communication, enabling multi-factor authentication events to occur in contexts in which internet connectivity is unavailable and in contexts in which internet connectivity is purposely excluded (i.e., "air gapped" systems).

- The ability to use a wide variety of devices as authentication mechanisms: traditional computers, dedicated hardware devices, mobile phones, devices with integrated smartcard readers, etc.

Technology

Unlike traditional forms of encryption key management, Atakama splits encryption keys into pieces and distributes those pieces across disparate devices, eliminating the necessity for passwords, eliminating reliance on identity and access management systems and eliminating central points of failure and attack. Consequently, even when attackers breach a system or the perimeter of a network, data remains protected. Under normal circumstances, a breach provides attackers with access to large swaths of data within the breached system. With Atakama, even attackers that have managed to gain administrative privileges on a system are stymied from accessing sensitive data, as the keys used for data encryption are completely segregated from the system itself.

Encrypted files are identified with a grey lock icon.

The decryption request specifies the file or files the user is seeking to open.

Decryption approval requires a tap on the Atakama Mobile app running on the user's smartphone.

The file is decrypted and the grey lock icon turns to an orange unlock icon. When the file is closed, Atakama automatically re-encrypts the file.

Atakama's strategy for post quantum cryptography relies on Atakama's existing infrastructure that consists of three general cryptographic components: asymmetric cryptography (considered most susceptible to quantum computing), symmetric cryptography (considered resistant with sufficient bit lengths), and threshold cryptography.

Asymmetric cryptography: Atakama has been developed on a modular basis, and while the current system's asymmetric cryptographic needs are met by elliptic curve cryptography (ECC), a switch can be made seamlessly to Lattice-based cryptography, such as NTRU Prime, which is quantum computing resistant.

Symmetric cryptography: Atakama uses the NIST standard Advanced Encryption System (AES). AES accommodates 128-bit keys, 192-bit keys and 256-bit keys. Atakama uses 256-bit keys. Such keys are widely considered to be quantum resistant. However, Atakama's design enables a switch to other symmetric ciphers, including Kalyna, which accommodates 512-bit keys.

Threshold cryptography: Atakama uses a form of threshold cryptography known as Verifiable Secret Sharing Scheme (VSSS), based on Shamir's Secret Sharing Scheme (SSSS). SSSS is inherently quantum proof. VSSS uses asymmetric cryptography commitments. These are also seamlessly selectable in code.

Sales Mission and Distribution

Enterprise: We plan to execute a two-tier distribution strategy to achieve target KPIs by building a pipeline of opportunities and closing those opportunities.

Two-tier channel distribution strategy with a national distributor:

- Strategic reseller partners

- Demand generation

- Digital marketing combined with inbound lead generation strategy

- Outbound prospecting in-house and via vendors

- Events – webinars, virtual conferences, podcasts, etc.

- Current strategic vendor partners include data discovery and classification providers and CASB providers.

Sales metrics:

Channel activation - for each partner we track:

- Total number of reps

- Total number of "touches" per week

- Total pipeline size, weight pipeline, number of total number of opportunities

- Sales cycle, average sales price, win rate

- Opportunity age, stage duration, conversion rates by stage.

Marketing metrics:

- CPQL - cost per qualified lead

- Conversion metrics - cost per acquisition

- Inbound web traffic - site views, week over week and month over month, bounce rates, site duration

- Nurture cycle duration, Hubspot 'score' efficiency

- Search results - organic and paid, SERP rankings and search relevancy (quality score)

- Backlinks (SEO)

- Brand awareness - PR pickups, mentions, social following, network growth

- Webinar registrations, CRM growth.

- Consumer: Promote the consumer version of the software to achieve market penetration and growth on a global scale.

- Google search and programmatic display campaigns

- Social media marketing

- Targeted geographic and demographic campaigns

- Affiliate marketing

- Public relations and press outreach

- Outreach to communities with related, specialized interests (e.g., bitcoin and crypto-asset users, professional and academic cryptography experts, security professionals)

- Word of mouth.

Growing the User Base:

The consumer version of Atakama is distributed directly via our website:

- Inbound traffic generated via marketing efforts

- Global distribution, with local-language versions of Atakama and local-language marketing

- Instant download

- Multiple pricing tiers, including a free tier to promote customer engagement

Freemium model:

- Attract and retain users of Atakama's consumer version by providing a free tier

- Provide value-added capabilities at a modest cost

Recurring revenue model.

Monetizing:

Driving users from the free tier to premium tiers:

- Attractive features in free tier come with limitations

- Availability of advanced features is clear within free version, but those features are inactive:

--- Secure search: search through encrypted data without decrypting

--- Secure export: send data to third parties without decrypting

--- Sharing encrypted data across multiple computers

Lengthy roadmap of new features: as we add new capabilities, the value proposition increases for users to migrate from free to a premium tier:

- Access to files via smartphone

- Access to files via web browser, ability to edit in browser

- Access to API functionality for developers

- Ability to user Atakama's underlying distributed key management system for advanced applications, such as digital signatures and identity management.

Intellectual Property

Issued Patents

We have the following issued patents at this time:

ENCRYPTED SEARCH

Patent Number: 11,296,879

Grant Date: April 5, 2022

Abstract: A method comprises: tokenizing, at a first device, a search query; creating search requests and send to delegate devices, each search request including a public key encrypted message containing the tokenized search query and index identifiers of indices to be searched; computing search responses to the search requests, each search response comprising a partial trapdoor computed per token per identifier; transmitting the search responses to the first device; recombining, at the first device, the search responses per identifier per token; performing a ranked set of queries against the indices; and returning the search results in order of relevancy.

RELAY NETWORK FOR ENCRYPTION SYSTEM

Patent Number: 11,323,252

Grant Date: May 3, 2022

Abstract: A method comprises registering, by a first device having a public key, with a gateway server by providing a proof of work based on the first device public key and encrypting and decrypting data using cryptographic information transmitted via the gateway server between other devices similarly registered.

Allowed Patents

We have the following allowed patents at this time:

PASSWORDLESS SECURITY SYSTEM FOR DATA-AT-REST

Application Number: 16/106,564

Application Date: August 21, 2018

China: 20198001897, Pending

Europe: 19766741.3, Pending

Israel: 277089, Pending

Taiwan: 108107471, Pending

Abstract: The disclosed embodiments include a passwordless method for securing data-at-rest. The method includes encrypting and/or decrypting data with a cryptographic key. For example, the encrypted data can be stored on a non-transitory computer memory of a first device. The method can include generating key shards based on the cryptographic key, which can be reconstituted from the key shards, and distributing the key shards among devices such that the encrypted data is secured at the first device because the first device is incapable of decrypting the encrypted data due to an absence of the cryptographic key.

WATERFALL REQUEST FOR DECRYPTION

Application Number: 17/060,756

Application Date: October 1, 2020

Abstract: A method comprises: receiving, at a first device, a request to decrypt data encrypted with a symmetric key, the encrypted data stored on a memory device; retrieving shards of the symmetric key, the shards encrypted with public keys from a plurality of devices, wherein decryption of the data requires reconstituting the symmetric key from a threshold number of the shards; determining a priority to request decryption of the shards with private keys from the plurality of devices; requesting decryption by the plurality of devices of the shards in the determined priority until the threshold number of shards is reached; reconstituting the symmetric key from the decrypted shards; and decrypting the encrypted data with the symmetric key.

Provisional Patents

We have the following provisional patents at this time:

SHARING OF ENCRYPTED FILES WITHOUT DECRYPTION

Application Number: 17/060,734

Application Date: October 1, 2020

Abstract: A method comprises receiving a second set of devices' public keys; authenticating the received second devices' public keys; creating subshares of a plurality of encrypted key shards stored in a file, the plurality of encrypted key shards based on a first device's symmetric key such that the symmetric key can be reconstituted from the plurality of key shards, the plurality of encrypted key shards encrypted, respectively, with public keys of a first set of devices including the first device; encrypting the subshares with the second set of devices' public keys; and storing the encrypted subshares on one more non-transitory memory devices.

SECURE SESSION FOR DECRYPTION

Application Number: 17/066,512

Application Date: October 9, 2020

Abstract: A method comprises: receiving, at a first device, a request to decrypt data encrypted with a symmetric key, the encrypted data stored on a memory device and determining if the request is part of an active session based on configuration parameters and session status. In response to determining the request is part of an active session, the method further comprises: requesting, by the first device, decryption by a plurality of devices of shards of the symmetric key, the shards encrypted with public keys from the plurality of devices, wherein decryption of the data requires reconstituting the symmetric key from a threshold number of the shards; receiving decrypted shards until the threshold number of shards is reached; updating the session status; reconstituting, by the first device, the symmetric key from the decrypted shards; and decrypting, by the first device, the encrypted data with the symmetric key.

SECONDARY CHANNEL AUTHENTICATION OF PUBLIC KEYS

Application Number: 17/151,293

Application Date: January 18, 2021

Abstract: A method comprises: receiving via a first channel, at a first device, a second device's public key and proof of work of the second device's public key; hashing, at the first device, the received second device's public key and proof of work; generating, at the first device, a representation of the second device's public key using the hash; confirming via a second channel that the generated representation at the first device matches a generated representation at the second device, the second device representation generated using a hash of the second device's public key and the proof of work; and encrypting data, at the first device, using the confirmed second device's public key.

New Crypto System

Application Number: 63/186,325

Application Date: May 10, 2021

Taiwan: 111117267, Pending

Abstract: The main aspect of the "New Cryptosystem" a group threshold key. Having an threshold key and using it for all cryptographic actual operations is the main idea of the new cryptosystem.

Encapsulated Search Index: Public-Key, Sub-linear, Distributed, and Delegated

Application Number: 63/334,814

Application Date: April 26, 2022

Abstract: Sub-linear (potentially constant-time) public-key searchable encryption system.

Location Key Based Search

Application Number: 17/743,784

Application Date: May 13, 2022

PCT/US2022/028288, Pending

Abstract: Search with threshold ECIES for files using a Location Key.

Secure File Transfer

Application Number: 17/828,274

May 31, 2022

Abstract: Secure File Transfer allows data which has been multi-factor encrypted to be sent to a third party without decryption of the data in transit. The recipient can then decrypt the received data with the use of one or more factors.

Trademarks

ATAKAMA

US Registration Number: 5910263

Registration Date: November 12, 2019

United Kingdom Registration Number: UK00003407209

Registration Date: November 1, 2019

EU Registration Number: 018082343

Registration Date: February 25, 2022

Trademark Application - MOFNOP

Serial Number: 97002266

Filing Date: 8/30/2021

All patents are owned by Atakama LLC, a wholly owned subsidiary of Atakama Inc.

Competition

Although the Company believes its solution based on distributed key management is unique, there are many other companies that offer encryption products, including, but not limited to, Amazon, Apple, Box.com, Dropbox, Google, IBM, McAfee, Microsoft, PKWare, Sophos, SpiderOack, Symantec, Thales, WinMagic and other similar companies.

We seek to compete with such competitors by providing innovative security software at an attractive price point. Notwithstanding the foregoing, we may not be able to effectively compete with such competitors.

Market

The Company derives the majority of its revenue from the cybersecurity market. According to Quince Market Insights, the global cybersecurity market was estimated to be $162 billion in 2020 and is expected to grow at a rate of 12.5% to reach $418 billion by 2028. Beginning in the first quarter of 2021, we have seen a significant increase in the number of licenses purchased by new customers, and in new opportunity engagements, and those license purchases and new opportunity engagements have continued through the date of this document.

Government Regulation

The export of cryptographic technology was severely restricted by U.S. law until around 1992 when the regulations began to ease. Although currently there are no material rules, regulations, or restrictions in the U.S. and overseas that impact the Company's ability to produce and sell its encryption solution, such rules and regulations may develop in the future.

Members of the U.S. legislative branch have discussed requiring adding so-called "back doors" to encryption software. The "back-doors" would enable the Government and law enforcement to access encrypted content. However, the Company is not aware of any proposals that have gained any traction beyond the members of the U.S. legislative branch voicing their opinions on the matter. Any such legislation would likely have a negative impact on our software.

Litigation

There are no legal proceedings currently pending against us which would have a material effect on our business, financial position or results of operations and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

There is one legal proceeding related to the Company. A breach of contract action brought by the Company's wholly owned subsidiary, SolidX Management LLC ("SMLLC") as plaintiff against Van Eck Securities Corporation et al ("Van Eck"). The matter is pending in New York State Court. This case relates to the Company's prior business related to cryptographic assets and its attempt to bring to market an SEC-approved exchange traded fund backed by bitcoin (the "ETF"). SMLLC entered into a contract with Van Eck to act as marketing agent for the ETF. SMLLC alleges that Van Eck breached the contract in August 2020. In April 2021, VanEck filed a motion to dismiss. The court denied the motion to dismiss on the breach of contract claim. The case is currently in the discovery phase of the litigation with both parties exchanging documents.

Historical Results of Operations

- *Revenues*. For the period ended December 31, 2021, the Company had revenues of $100,987 compared to the year ended December 31, 2020, when the Company had revenues of $12,359.

- *Assets*. As of December 31, 2021, the Company had total assets of $423,211, including $182,688 in cash. As of December 31, 2020, the Company had $723,736 in total assets, including $685,373 in cash.

- *Net Loss*. The Company has had net losses of $4,676,675 and net losses of $2,504,515 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities*. The Company's liabilities totaled $10,409,871 for the fiscal year ended December 31, 2021 and $6,033,722 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $17,976,209 in debt, $3,000,000 in equity and approximately $1,000,000 in convertible notes. No proceeds from this offering will be used to pay existing debt down.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 7 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Atakama Inc. cash in hand is $2,149,564.67, as of August 2022. Over the last three months, revenues have averaged $62,018/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $564,081/month, for an average burn rate of $502,063 per month. Our intent is to be profitable in 18 months.

Since the date of our audited financials (12/31/21), revenue has increased materially while expenses have largely stayed the same.

During July 2022 we recognized approximately $99,785 of revenue (GAAP revenue), had $1,180,855 of annual recurring revenue (often called ARR) and total contract value (often called TCV) of $1,931,158. These metrics grew 567%, 406% and 273%, respectively, relative to December 2021. Meanwhile, expenses averaged $444,073 per month during the last six months of 2021 and increased to an average of $503,487 during the first six months of 2022, growth of just 13%.

We expect revenue to increase materially over the next 3 to 6 months, with ARR in excess of $2 million by the middle of Q1 of 2023. We expect expenses to increase modestly over the next 3 to 6 months, at a similar pace to the previous 6 months (i.e. mid-teens percent).

Without sacrificing growth, we believe $10 to $15 million of capital can get us to profitability. If macroeconomic conditions worsen, we could cut costs and get to profitability with $7.5 million of capital. These projections cannot be guaranteed.

We have access to additional non-convertible debt financing through founders, angels and other investors. We are also in discussions with several venture capital groups. In addition, we may be able to secure funds from a US Department of Defense program. We do not anticipate any difficulty covering expenses during the course of the campaign.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Daniel H. Gallancy, certify that:

(1) the financial statements of Atakama Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Atakama Inc. included in this Form reflects accurately the information reported on the tax return for Atakama Inc. filed for the most recently completed fiscal year.

Daniel H. Gallancy
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

　i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

　ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

　iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.atakama.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

   SPV Subscription Agreement
   Atakama SAFE

Appendix C: Financial Statements

   Financials 1

Appendix D: Director & Officer Work History

   Daniel H. Gallancy
   Dimitri Nemirovsky
   Erik Aronesty
   Scott Glazer
   Stephanie Weagle

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

   SPV Subscription Agreement

   Atakama SAFE

Appendix C: Financial Statements

   Financials 1

Appendix D: Director & Officer Work History

   Daniel H. Gallancy

   Dimitri Nemirovsky

   Erik Aronesty

   Scott Glazer

   Stephanie Weagle

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Atakama Inc.

By

Daniel H. Gallancy

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Dimitri Nemirovsky

COO
8/31/2022

Daniel H. Gallancy

CEO
8/31/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.